UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                   Under the Securities Exchange Act of 1934*

                              B Communications Ltd.
                (formerly known as 012 Smile.Communications Ltd.)
                -------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                  M15629 10 4
                                  -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2010
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  21,691,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  21,691,873 Ordinary Shares*


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     21,691,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.35%**

14  TYPE OF REPORTING PERSON:  CO

-----------------
* Internet Gold-Golden Lines Ltd., or Internet Gold, holds of record 21,691,873 ordinary shares of the Issuer. Eurocom Communications Ltd., or Eurocom Communications, is the controlling shareholder of Internet Gold, holding 69.63% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.63% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 21,691,873 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 28,789,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of March 24, 2010.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Eurocom Communications Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 22,101,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  22,101,873 Ordinary Shares*


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    22,101,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.77%**

14  TYPE OF REPORTING PERSON: CO

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 21,691,873 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 69.63% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.63% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 21,691,873 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 28,789,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of March 24, 2010.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Shaul Elovitch

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 22,101,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  22,101,873 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    22,101,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.77%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 21,691,873 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 69.63% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.63% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 21,691,873 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 28,789,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of March 24, 2010.

Item 1. Security and Issuer

         This Amendment No. 1 (the "Amendment") is filed by Internet Gold-Golden Lines Ltd. ("Internet Gold"), Eurocom Communications Ltd. ("Eurocom Communications") and Mr. Shaul Elovitch (collectively, the "Reporting Persons"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Persons on August 11, 2009 (the initial Schedule 13D and together with the Amendment, the "Statement"). The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) (the "Issuer"), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 3. Source and Amount of Funds or Other Consideration.

         ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On March 24, 2010, Internet Gold purchased 2,599,310 Ordinary Shares of the Issuer in a private placement in Israel. The purchase price for such 2,599,310 Ordinary Shares was New Israeli Shekels 301,519,960 (approximately $81,098,472, all of which amount was paid by Internet Gold from its personal funds.

Item 4. Purpose of Transaction.

         ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 2,599,310 Ordinary Shares of the Issuer purchased by Internet Gold on March 24, 2010 were purchased for investment purposes. The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

         ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (a) Internet Gold is the beneficial owner of 21,691,873 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 75.35% of the issued and outstanding Ordinary Shares of the Issuer.

                  Eurocom Communications and Mr Shaul Elovitch are the beneficial owners of 22,101,873 Ordinary Shares of the Issuer, which constitute approximately 76.77% of the issued and outstanding Ordinary Shares of the Issuer. of which (i) 410,000 Ordinary Shares of the Issuer are held of record by Eurocom Communications; and (ii) 21,691,873 Ordinary Shares of the Issuer are held of record by Internet Gold.

         The foregoing percentages are based on 28,789,045 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of March 24, 2010.

         (b) The Reporting Persons have shared power to dispose or direct the disposition of 21,691,873 Ordinary Shares of the Issuer held of record by Internet Gold.

                  Eurocom Communications and Mr. Shaul Elovitch have shared power to dispose or direct the disposition of 410,000 Ordinary Shares of the Issuer held of record by Eurocom Communications.

         (c) On March 24, 2010, Internet Gold purchased 2,599,310 Ordinary Shares of the Issuer in a private placement in Israel for a price per share of New Israeli Shekels 116 (approximately $31.2). Except for such transactions, Internet Gold has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares reported above in this Item 5.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  March 28, 2010




                                   /s/ Shaul Elovitch
                                   ------------------
                                   Mr. Shaul Elovitch



                                   /s/ Shaul Elovitch
                                   ------------------
                                   Eurocom Communications Ltd.
                                   By:      Shaul Elovitch
                                   Title:   Chairman of the Board of Directors



                                   /s/ Shaul Elovitch
                                   ------------------
                                   Internet Gold - Golden Lines Ltd
                                   By:      Shaul Elovitch
                                   Title:   Chairman of the Board of Directors





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